Mail Stop 4561

October 24, 2006

Robert E. Sulentic
2001 Ross Avenue Suite 3400
Dallas, TX 75201

> **Re:** **Trammel Crow Company**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **File No. 001-13531**

Dear Mr. Sulentic:

We have reviewed your response letter dated October 12, 2006, and have the following additional comment.

Form 10-K

Financial Statements and Notes

Consolidated Statements of Income, page F-6

1. We have read and considered your response to comment two and believe that gains on sales should not be reported as a component of revenue. In future filings, the gain on disposition of real estate should be classified as operating income in accordance with Rule 5-03 of Regulation S-X.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant